Exhibit 99.2

NICE Wins 8-Figure Contract from New York City

NICE will continue to support the City’s mission to transform emergency communications for the citizens of New York City

Paramus, New Jersey – August 5, 2015 – NICE Systems (NASDAQ: NICE) today announced that it has won an 8-figure contract from New York City’s Department of Information Technology and Telecommunications (DoITT) in association with the City’s ongoing Emergency Communications Transformation Program (ECTP). The new contract expands on an existing long standing relationship between NICE and the City of New York dating back to 2001.

Under the contract, NICE will expand its support for the ECTP by equipping the City’s new 9-1-1 facility with NICE’s market-leading public safety call recording and incident management solutions. The site, which is scheduled to open in June of next year, and will be jointly operated by the New York City Police Department (NYPD) and the Fire Department of the City of New York (FDNY), will augment and provide redundancy to current emergency 9-1-1 response services.

NICE will also upgrade previously deployed solutions at nine other NYPD and FDNY locations to ensure complete interoperability across all sites. Investigators who need to produce audio evidence will be able to access recordings from any site and combine those recordings into seamless incident timelines.

“We’re delighted to continue to support New York City in its mission to transform emergency communications for millions of New Yorkers,” said Chris Wooten, Executive Vice President, NICE Security Group. “This new contract is notable not only for its scope and size, but because it underscores NICE’s successful track record with the NYPD and FDNY. We are honored that New York City has once again chosen to entrust NICE for its emergency communications needs.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.